[redacted]

09059220

SEC Mail Processing Section

MAR 02 2009

Washington, DC 104

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66690

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTERN RESERVE PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Public Square, Suite 3750
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Goodill, William E. 216.574.2100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G Financial Services, Inc.
(*Name – if individual, state last, first, middle name*)

301 Springside Drive	Akron	Ohio	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/19

OATH OR AFFIRMATION

I, William E. Goodill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Reserve Partners LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CAO / CFO

Title

Notary Public

KELLY M. SIEMER, Notary Public
State of Ohio, Cuyahoga County
My Commission Expires September 27, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN RESERVE PARTNERS LLC

TABLE OF CONTENTS

SS&G Financial Services
Certified Public Accountants & Advisers

REPORT OF INDEPENDENT AUDITORS'

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

To the Members of
Western Reserve Partners LLC

We have audited the accompanying statement of financial condition of Western Reserve Partners LLC as of December 31, 2008, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Partners LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SS+G Financial Services

CERTIFIED PUBLIC ACCOUNTANTS

February 17, 2009
Akron, Ohio

Providing the services that bring solutions.

member of:
OSCPA, PCAOB, the AICPA's Center for Audit Quality, and The Leading Edge Alliance.

WESTERN RESERVE PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2008
ASSETS		
Cash and cash equivalents	$	2,200,903
Accounts receivable		268,343
Income tax receivable		42,300
Prepaid expenses		36,512
Investments		1,183,335
Property and equipment at cost, less accumulated depreciation of $141,844		171,776
Long-term receivable - related party		7,600
Other assets		7,914
	$	3,918,683
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$	1,082
Accrued expenses		262,098
Accrued payroll		475,817
Deferred revenue		145,829
Deferred rent		115,379
TOTAL LIABILITIES		1,000,205
MEMBERS' EQUITY		2,918,478
	$	3,918,683

See accompanying notes to financial statements.

WESTERN RESERVE PARTNERS LLC

STATEMENT OF INCOME

		FOR THE YEAR ENDED DECEMBER 31, 2008
REVENUES		
Fees	$	5,103,274
Interest income		30,540
Other income		70,795
TOTAL REVENUES		5,204,609
EXPENSES		
Employee compensation and benefits		1,671,199
Management fees		1,424,025
Referral and other client expenses		526,521
Occupancy and depreciation		381,805
Legal and professional fees		285,067
Dues and subscriptions		139,492
Communications and data processing		109,165
Other expenses		98,936
Repairs and maintenance		42,146
TOTAL EXPENSES		4,678,356
INCOME BEFORE INCOME TAXES		526,253
CITY INCOME TAXES		5,629
NET INCOME	$	520,624

See accompanying notes to financial statements.

WESTERN RESERVE PARTNERS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	FOR THE YEAR ENDED DECEMBER 31, 2008			
	Members' Equity		Accumulated Other Comprehensive Income	Total
	Common Units	Class A Units		
Balance at December 31, 2007	$ 4,142,949	$ 2,137,290	$ (75,739)	$ 6,204,500
Redemption of Class A Units		(112,794)		(112,794)
Conversion to Common Units (effective 5/29/08)	2,024,496	(2,024,496)	-	-
Sale of Common Unit	112,794			112,794
Comprehensive income:				
Net income	520,624	-	-	520,624
Other comprehensive income: Unrealized losses on available for sale securities	-	-	(49,628)	(49,628)
Total comprehensive income				470,996
Distributions	(3,757,018)	-	-	(3,757,018)
Balance at December 31, 2008	$ 3,043,845	$ -	$ (125,367)	$ 2,918,478

See accompanying notes to financial statements.

WESTERN RESERVE PARTNERS LLC

STATEMENT OF CASH FLOWS

INCREASE (DECREASE) IN CASH

	FOR THE YEAR ENDED DECEMBER 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 520,624
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	69,506
Loss on sale/disposal of property and equipment	26,349
Investment received in lieu of cash	(251,000)
Deferred rent	35,063
Cash provided (used) by:	
Accounts receivable	394,753
Income tax receivable	(42,300)
Prepaid expenses	(4,676)
Accounts payable	(36)
Accrued expenses	(505,963)
Deferred revenue	16,662
NET CASH PROVIDED BY OPERATING ACTIVITIES	258,982
CASH FLOWS FROM INVESTING ACTIVITIES	
Investments	(250,000)
Proceeds from sale of investments	550,000
Proceeds from sale of property and equipment	8,000
Capital expenditures	(30,989)
NET CASH PROVIDED BY INVESTING ACTIVITIES	277,011
CASH FLOWS FROM FINANCING ACTIVITIES	
Redemption of Class A Units	(112,794)
Sale of Common Unit	112,794
Cash distributions	(3,757,018)
NET CASH USED BY FINANCING ACTIVITIES	(3,757,018)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,221,025)
Cash and cash equivalents at beginning of year	5,421,928
Cash and cash equivalents at end of year	$ 2,200,903
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for income taxes	$ 79,929

See accompanying notes to financial statements.

NOTE A – Organization and nature of business

Western Reserve Partners LLC (the "Company") provides customized investment banking solutions for middle market companies. The Company is a limited liability company organized under the laws of Ohio and was incorporated on June 14, 2004. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA).

WRP Management, Inc. (WRP), a related party through common ownership of the majority member, is the Manager of the Company. WRP provides management services to the Company for which it earns a fee as defined in the agreements. During 2008, the Company paid to WRP management fees totaling $1,424,025.

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition
The Company's services are provided in accordance with signed contracts. The fees for the engagements are stated within the contracts and typically include both advance fees and success fees. The Company recognizes revenues from advance fees proportionally over the estimated life of the services. The success fees, which are typically contingent in nature, are recognized as revenue upon fulfillment of the services set forth in the contracts.

Concentration of credit risk
The Company maintains its cash balances in one financial institution located in Cleveland, Ohio. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company's three largest customers accounted for approximately 41% of net revenue for the year-ended December 31, 2008. The Company performs periodic credit evaluations of its customers' financial condition but generally does not require collateral. There have been no credit losses to date.

As of December 31, 2008, the Company had no other significant concentrations of risk.

Cash and cash equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

In October 2008, the Company opened a money market account with AIM Investment Services, Inc. to diversify its cash holdings. The principal amount invested of $1 million was held in a money market fund account backed primarily by securities issued or guaranteed by the U.S. Government or its Agencies and instrumentalities.

NOTE B – Summary of significant accounting policies, continued

Accounts receivable
The Company reports trade receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings.

Investments
The Company is invited from time to time to participate in investments resulting from transactions it helps complete. Any new investment opportunity is reviewed and approved by management prior to investing. Typically, these investments are private placement offerings and carried at cost.

The Company also received shares of DPAC common stock as partial payment for services rendered during 2006 and 2008. These shares have been classified as available-for-sale and are carried at fair market value, with unrealized holding gains and losses included in other comprehensive income.

Other Comprehensive income
Other comprehensive income refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to members' equity. Accumulated other comprehensive income at December 31, 2008 consisted entirely of unrealized losses on the Company's available-for-sale securities.

Property and equipment
Property and equipment consisted of the following at December 31, 2008:

Automobile	$ 18,508
Furniture and fixtures	97,668
Office equipment	163,472
Leasehold improvements	33,972
	313,620
Less accumulated depreciation	141,844
	$ 171,776

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 5 years for automobiles, 7 years for furniture and fixtures, 3 or 5 years for computer equipment, and 10 years for leasehold improvements.

NOTE B – Summary of significant accounting policies, continued

Allocation of profits and losses
Profits and losses of the Company, with the exception of special allocations, are essentially allocated to each member based on the ratio of their Common units to the total number of outstanding units.

Income taxes
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – Line of credit

During 2008, the Company obtained a line of credit with a bank, with a borrowing limit of $1,000,000. There were no borrowings on the line as of December 31, 2008. Interest is charged on any outstanding balances monthly at LIBOR (0.4% at December 31, 2008) plus 2.5%. The credit facility is secured by guarantees of the majority member of the Company, which is an LLC, and its members.

NOTE D – Membership interests

With the consent of its members, the Company converted all Class A units to Common units effective May 29, 2008. Two members elected not to convert and the Company exercised its Call Option to redeem their interest at the appraised value of the Company as of December 31, 2007. The Operating Agreement was restated and amended effective June 30, 2008 to reflect the change in membership interest and related matters. The Class A units (½ unit each) that the Company purchased were resold as one Common unit to a new member effective July 1, 2008.

NOTE E – Fair value measurements

On December 31, 2007, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, ("SFAS 157"). SFAS 157 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. SFAS 157 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

In February 2008, the Financial Accounting Standards Board (the "FASB") issued a final Staff Position to allow a one-year deferral of adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company has elected this one-year deferral and thus will not apply the provisions of SFAS 157 to nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis until the fiscal year beginning January 1, 2009. The Company is in the process of evaluating the impact of applying SFAS 157 to nonfinancial assets and liabilities measured on a nonrecurring basis. The FASB also amended SFAS 157 to exclude Statement of Financial Accounting Standards No. 13, *Accounting for Leases*, and its related interpretive accounting pronouncements that address leasing transactions and in October 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*, which clarified the application of SFAS 157 in a market that is not active and also provided an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 did not have a significant effect upon the Company's adoption of SFAS 157.

SFAS 157 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. SFAS 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial assets as of December 31, 2008 include available-for-sale investments and venture capital investments. The Company determines the fair values of the available for sale securities using quoted market prices. The fair values of the Company's venture capital investments were determined based on the investments expected future cash flows, an analysis of the Standard & Poor's Corporation market capital to total revenue valuation for the brokerage industry, and valuations of recent private placement offerings completed by these investments. The Company believes that these fair value determinations still follow appropriate methodology even given recent changes in the overall financial markets.

NOTE E – Fair value measurements, continued

Fair values of assets and liabilities measured on a recurring basis at December 31, 2008 are as follows:

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Available-for-sale securities	$ 35,468	$ 35,468	$ -	$ -
Venture capital investments	1,147,867	-	-	1,147,867
Total Assets	$ 1,183,335	$ 35,468	$ -	$ 1,147,867

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance, January 1, 2008	$ 1,246,867
Purchases	451,000
Sales	(550,000)
Balance, December 31, 2008	$ 1,147,867
The amount of total gains or losses (realized and unrealized) for the year ended December 31, 2008 included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ -

NOTE F – Investments

At December 31, 2008, investments consisted of the following:

InkStop, Inc.	$	464,500
MAI Wealth Advisors LLC		533,367
Public Square Partners I LLC		150,000
DPAC Technologies, Inc.		35,468
	$	1,183,335

In conjunction with its capital raising assignment, the Company made additional investments in InkStop, Inc. through its Series C Offering. The total investment made during 2008 was $301,000: $100,000 in January and $201,000 in August. The latter investment was made in lieu of a cash payment for advisory services rendered. In September, the Company made an investment in a private placement offering of Public Square Partners I LLC (PSPI). This investment of $150,000 represented 15% of the Company's total capital commitment to the co-investment fund. Simultaneously, the Company sold its holdings in A-D Conduit Holdings LLC ($300,000) and Linx-Cimarron Energy Co-Invest, LLC ($250,000) to PSPI at its cost. The Company also received compensation from the fund's manager, PSP Managers I LLC, for administrative support services rendered during 2008.

The Company also holds common stock in DPAC Technologies Corp (ticker: DPAC). In addition to the shares it has owned since 2006, the Company received more common stock during 2008 as partial payment of their advisory fee. The additional shares were originally valued at $50,000. These shares are classified as available-for-sale and carried at fair market value.

The following is a summary of available-for-sale securities at December 31, 2008:

Description of Assets	Cost	Gross Unrealized Loss	Fair Value
DPAC Common Stock	$ 160,835	$ (125,367)	$ 35,468

Unrealized net holding losses on available-for-sale securities included as a separate component of members' equity totaled $125,372 at December 31, 2008.

NOTE G – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company is required to contribute 3% of the employees' base salary, regardless of the individual's participation. Profit sharing contributions to the plan are discretionary and determined by management based on the firm's financial performance in the calendar year. Total contributions to the plan were $27,045 for the year ended December 31, 2008.

NOTE H – Lease commitments

The Company leases office space and equipment under non-cancelable operating leases that expire at various dates through April 2014.

Rent expense for these operating leases totaled $215,610 for the year ended December 31, 2008.

Future minimum lease payments under lease agreements as of December 31, 2008 are as follows:

2009	$ 241,673
2010	268,397
2011	270,745
2012	274,890
2013	280,781
Thereafter	94,248
	$1,430,734

The office space lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. Accordingly, rent expense was increased by $35,063 in 2008 to reflect rent expense on the straight-line basis. An aggregate difference of $115,379 at December 31, 2008 has been recorded on the statement of financial condition relating to the difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis.

NOTE I – Net capital requirements

As a member organization of the FINRA, the Company is subject to the Uniform Net Capital rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2008 was $66,680. At December 31, 2008, the Company's net capital was $1,130,557 and exceeded the minimum net capital requirement by $1,063,877. The Company's ratio of aggregate indebtedness at December 31, 2008 was 0.88 to 1.

Supplemental Information

WESTERN RESERVE PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

Total Members' Equity from Statement of Financial Condition	$ 2,918,478
Nonallowable assets:	
Accounts and income tax receivable	310,643
Investments at cost	1,147,867
Long-term receivable – related party	7,600
Property and equipment-net of depreciation	171,776
Other assets	44,426
Total nonallowable assets	1,682,312
Haircuts on securities:	
DPAC Stock (100%)	35,468
Invesco/AIM MMA (7%)	70,141
Total haircuts on securities	105 ,609
Net Capital	$ 1,130,557
Net capital requirement (6 2/3% of aggregate indebtedness)	$ 66,680
Excess net capital	$ 1,063,877
Total aggregate indebtedness	$ 1,000,205
Percentage of aggregate indebtedness to net capital	88%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2008.

WESTERN RESERVE PARTNERS LLC

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2008

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report

SS&G Financial Services
Certified Public Accountants & Advisers

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

To the Members of
Western Reserve Partners LLC

In planning and performing our audit of the financial statements of Western Reserve Partners LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Providing the services that bring solutions.

member of:
OSCPA, PCAOB, the AICPA's Center for Audit Quality, and The Leading Edge Alliance.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G Financial Services

CERTIFIED PUBLIC ACCOUNTANTS

February 17, 2009
Akron, Ohio

SS&G Financial Services
Certified Public Accountants & Advisers
www.SSandG.com

WESTERN RESERVE PARTNERS LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008